FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for Three Months Ended June 30, 2012 which was filed with the Tokyo Stock Exchange on August 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 2, 2012	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Three Months Ended June 30, 2012

(Prepared in Accordance with U.S. GAAP)

August 2, 2012

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en/index.html
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Takuya Kozuki, Representative Director, President
Contact:	Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Planning (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	—
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Three Months Ended June 30, 2012

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Three months ended June 30, 2012	49,128	5,380	4,645	2,715
Year-on-year changes (%)	(10.5)%	(23.4)%	(30.7)%	(32.9)%
Three months ended June 30, 2011	54,915	7,024	6,706	4,043
Year-on-year changes (%)	3.3%	144.0%	173.5%	219.7%

Note:	Comprehensive income
	Three months ended June 30, 2012:	¥1,490 million	a year-on-year decrease of 56.3%
	Three months ended June 30, 2011:	¥3,405 million	-%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Three months ended June 30, 2012	19.59	19.59
Three months ended June 30, 2011	29.30	29.30

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
June 30, 2012	310,807	213,781	213,480	68.7%
March 31, 2012	328,006	215,720	215,458	65.7%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2012	—	25.00	—	25.00	50.00
Year ending March 31, 2013	—
Year ending March 31, 2013 -Forecast-		25.00	—	25.00	50.00

Note: Change in dividend forecasts for the fiscal year ending March 31, 2013 during the three months ended June 30, 2012: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2013

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2013	270,000	41,100	40,100	23,100	166.64
% change from previous year	1.6%	0.4%	0.2%	0.4%

Note:	1.	Change in earnings forecasts for the fiscal year ending March 31, 2013 during the three months ended June 30, 2012: None
	2.	We do not disclose projected consolidated results for interim periods.

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Note: Please refer to page 12 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	As of June 30, 2012	143,500,000 shares
	As of March 31, 2012	143,500,000 shares

2.	Number of Treasury Stock:
	As of June 30, 2012	4,880,702 shares
	As of March 31, 2012	4,879,848 shares

3.	Average number of shares outstanding:
	Three months ended June 30, 2012	138,619,708 shares
	Three months ended June 30, 2011	138,008,408 shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 9, 10 and 11 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on August 2, 2012.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

The business environment surrounding the Konami Group remains uncertain mainly due to the impact of the European sovereign-debt crisis and the continued strength of the Japanese yen, despite signs of a rebound in personal consumption in some quarters.

In the entertainment market, business opportunities in the game industry are increasing in step with growth in social networking services (SNS) as various mobile devices become increasingly popular. Meanwhile, the tourism market related to the gaming market, such as the tourism market in Las Vegas, where a severe business environment has persisted, is expected to bottom out. Major casino operators are still cautious about their investments; however, we intend to continue to closely monitor market trends.

In the health and fitness industry, market conditions remain challenging as consumer spending remained under pressure due to uncertainty over the future economic climate, but we continue to see growing health consciousness especially among senior citizens and stronger interest in preventing the need for nursing care in old age.

Against this backdrop, in the Digital Entertainment segment of Konami Group, the number of registered users for content for social networks such as DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine and CROWS X WORST—Saikyou Densetsu—continued to grow, contributing to revenue. In video game software, leading titles including PROFESSIONAL BASEBALL SPIRITS and the Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series also sold steadily.

In our Health & Fitness segment, we developed and introduced new services, in order to meet the diversifying needs of customers, utilizing IT, which is one of Konami Group’s strengths, in our health management, exercise and nutritional guidance services.

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage 5 five-reel mechanical slot machine series continued to be favorable in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we released the new pachinko slot machines SPYGIRL2 and SEVEN BAR 30.

In terms of the consolidated results for the three months ended June 30, 2012, net revenues amounted to ¥49,128 million (a year-on-year decrease of 10.5%), operating income was ¥5,380 million (a year-on-year decrease of 23.4%), income before income taxes and equity in net income of affiliated company was ¥4,645 million (a year-on-year decrease of 30.7%), and net income attributable to KONAMI CORPORATION was ¥2,715 million (a year-on-year decrease of 32.9%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Three months ended June 30, 2011	Three months ended June 30, 2012	% change
Digital Entertainment	¥26,102	¥22,820	(12.6)
Health & Fitness	20,258	19,717	(2.7)
Gaming & Systems	5,098	5,205	2.1
Pachinko & Pachinko Slot Machines	3,722	1,553	(58.3)
Eliminations	(265)	(167)	(36.8)

Consolidated net revenues	¥54,915	¥49,128	(10.5)

Digital Entertainment

In content for social networks, the cumulative total number of registered users for DRAGON COLLECTION surpassed 6.5 million, greatly contributing to revenue. The number of registered users for SENGOKU COLLECTION, Professional Baseball Dream Nine and CROWS X WORST—Saikyou Densetsu—, based on the popular manga series, have enjoyed steady growth and also contributed to revenue. Further, SENGOKU COLLECTION received a Platinum Prize award at the Mobage Award 2011, which recognizes outstanding content, with received strong support, and we are accelerating multimedia releases including serialization in manga form in Shogakukan Inc.’s Weekly Shonen Sunday, which has begun. Also, in social content business, we posted an increase in revenue on a year-on-year basis, although we had only a small effect on our results due to new regulations regarding content for social networks since May 2012.

In game software, PROFESSIONAL BASEBALL SPIRITS 2012, the latest title in the PROFESSIONAL BASEBALL SPIRITS series, performed strongly, and WORLD SOCCER Winning Eleven 2012 (known in the U.S. and Europe as Pro Evolution Soccer 2012) was released in the previous fiscal year, contributing to revenue mainly in North and South America. Further, our next five titles to be released in the global market, including METAL GEAR RISING REVENGEANCE and Pro Evolution Soccer 2013, received awards for excellence presented by several popular media sources and received favorable reviews at the Electronic Entertainment Expo 2012 (E3) held in the U.S. in June 2012.

In amusement arcade video games, though we had no release of new medal and video arcade machines during the three months ended June 30, 2012, several of our titles have generated steady results, including MAH-JONG FIGHT CLUB ultimate version, the titles adopting the e-AMUSEMENT Participation system, under which users’ playing fees are shared with amusement arcade operators. In addition, Monster Retsuden ORECA BATTLE, which was launched in the previous fiscal year, enjoyed favorable sales. This title started serialization in manga form in Shogakukan Inc.’s Bessatsu Corocoro Comic and commenced online distribution of a new application for iPhone and iPod touch from July 2012. We intend to continue to actively implement new features such as connectivity with smartphones and expand the fun of arcade games.

In card games, the Yu-Gi-Oh! TradingCard Game series continued to perform strongly. We also introduced the first ever Yu-Gi-Oh! content for social networks, “Yu-Gi-Oh! BAM,” on Facebook in June 2012 in the U.S. as well as Asia and Spanish-speaking countries.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2012 in this segment amounted to ¥22,820 million (a year-on-year decrease of 12.6%).

Health & Fitness

In our fitness clubs business, market conditions remain challenging, but we continue to see growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age.

Against this backdrop, we introduced a new concept, “Total Health Partner”, with the aim of establishing ourselves as a leading provider of new health-themed services, not only providing places for exercise but also addressing the wide range of health needs of all of our customers, from children to senior citizens. In April 2012, we launched, Active Check, a new service that evaluates an individual’s physical fitness based on ultrasonographic and muscular strength measurement data to provide exercise guidance. It is the first physical fitness measurement service in the industry to use ultrasonic measurement devices and supports to understand and improve users’ health and physical condition.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated up to now, we commenced management of the Nisshin City Sports Center (Nisshin City, Aichi Prefecture), the Hyogo Prefectural Gymnasium (Nishinomiya City, Hyogo Prefecture), the Ako Residents’ Gymnasium (Ako City, Hyogo Prefecture), the Soja City Sports Center (Soja City, Okayama Prefecture) and the Ukiha City Gymnasium (Ukiha City, Fukuoka Prefecture). We are working to promote the health of residents in local communities through the operation of public facilities in all regions.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2012 in this segment amounted to ¥19,717 million (a year-on-year decrease of 2.7%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage 5 and the Advantage Revolution mechanical slot machine series continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding in terms of market share. In the Oceania market, sales of the Podium also progressed favorably. Full-scale marketing is also in progress in Europe, Central and South America, Asia and Africa, with the goal of building a distributor network for those markets.

At the Global Gaming Expo Asia (G2E Asia) held in Macau, China and the Canadian Gaming Summit held in Canada, the Podium video cabinet was loaded with the latest content and put on display. Our product lineup included the Advantage 5 and the Advantage Revolution, winning many accolades; KP3, our next-generation platform offering real-time, high-definition software-controlled 3D graphics; and Konami Casino Management System, which has been enhanced by the addition of new functions. We showcased our extensive product lineup corresponding to the each market and our high-quality content to positive reviews.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2012 in this segment amounted to ¥5,205 million (a year-on-year increase of 2.1%).

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines segment, we released SPYGIRL2 as a new product for pachinko slot machines, successor to an original content, in May 2012 from KPE, Inc. and SEVEN BAR 30, a remake of a previous hit title from TAKASAGO ELECTRIC INDUSTRY CO., LTD. in June 2012. These products are performing favorably in the market.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2012 in this segment amounted to ¥1,553 million (a year-on-year decrease of 58.3%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥310,807 million as of June 30, 2012, decreasing by ¥17,199 million compared with March 31, 2012. This decrease mainly resulted from decreases in cash and cash equivalents and trade notes and accounts receivable.

Total Liabilities:

Total liabilities amounted to ¥97,026 million as of June 30, 2012, decreasing by ¥15,260 million compared with March 31, 2012. This decrease primarily resulted from decreases in trade notes and accounts payable and accrued expense, and a decrease in accrued income taxes due to payments for income taxes.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥213,480 million as of June 30, 2012, decreasing by ¥1,978 million compared with March 31, 2012. This decrease mainly resulted from provision of dividends for the year ended March 31, 2012 and a decrease in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 68.7%, increasing by 3.0% compared with March 31, 2012.

.

(2) Cash Flows

Cash flow summary for the three months ended June 30, 2012:

	Millions of Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012	Change
Net cash used in operating activities	¥(946)	¥(1,429)	¥(483)
Net cash used in investing activities	(1,495)	(4,436)	(2,941)
Net cash used in financing activities	(3,290)	(2,976)	314
Effect of exchange rate changes on cash and cash equivalents	(255)	(362)	(107)
Net decrease in cash and cash equivalents	(5,986)	(9,203)	(3,217)

Cash and cash equivalents, end of the period	¥53,555	¥67,248	¥13,693

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of June 30, 2012, amounted to ¥67,248 million, a decrease of ¥9,203 million compared to the year ended March 31, 2012, and a year-on-year increase of 25.6%.

Cash flow summary for each activity for the three months ended June 30, 2012 is as follows:

Cash flows from operating activities:

Net cash used in operating activities amounted to ¥1,429 million for the three months ended June 30, 2012, a year-on-year increase of 51.1%. This primarily resulted from increases in proceeds from both sales receivables and trade notes and account payable, while a decrease in net income and an increase in the amount of income tax paid compared to that for the year ended March 31, 2012.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥4,436 million for the three months ended June 30, 2012, a year-on-year increase of 196.7%. This mainly resulted from an increase in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥2,976 million for the three months ended June 30, 2012, a year-on-year decrease of 9.5%. This primarily resulted from increases in the amount of dividends paid and short-term borrowings.

3. Outlook for the Fiscal Year Ending March 31, 2013

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide and the increased popularity of social networking sites, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against such a backdrop, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

In social content business, the total number of registered users for the Konami Group’s content for social networks topped 23 million and is increasing steadily. We are further focusing our managerial resources on the development of content that we believe will become major hits, following in the footsteps of DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine. Looking ahead, we will continue to expand our lineup utilizing previously established production and operational expertise and rich content resources, while continuing to support a wide range of devices and develop towards new platforms.

In game software, we will focus efforts on continued global development utilizing the production know-how of the Konami Group, while also continuing with production using existing content for AAA titles carefully narrowed down based on selection and focus, and strive towards producing hit titles.

In amusement arcade equipment, Konami Group intends to work to revitalize the amusement arcade industry by providing entertainment that can only be enjoyed at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. Konami Group intends to propose innovative services that will lead the industry. This will include the promotion of the sequential increase of models that are compatible with the e-AMUSEMENT GATE community site services, the PASELI e-money service and e-AMUSEMENT Participation, which are currently in operation, as well as the enhancement and expansion of services.

In card games, we will continue the global development of the Yu-Gi-Oh! Card Game series. Additionally, we plan to sequentially release new product lineups, including in the Digital Game Card series.

Health & Fitness

In the Health and Fitness business, we will continue to accurately grasp diversifying customer needs and offer a new lifestyle with the aim of creating value-added Konami Sports Clubs. Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness of promoting good health, against the backdrop of an aging society and government measures taken against lifestyle diseases.

Konami Sports Clubs are promoting the new concept of “Total Health Partner” with the aim of establishing ourselves as a reliable concierge in every aspect of health, not only exercise but also diet, sleep and mental health. We also intend to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s large-scale sports clubs, by expanding our products and services and by creating synergy through the enrichment of the programs offered at our facilities, the computerization of health management, the upgrading and expansion of our product lineup and other efforts.

Further, at the London Olympics launched in late July 2012, a total of four athletes from the KONAMI Swimming and Gymnastics Teams have been selected to represent Japan. Konami Sports Clubs intend to enhance the visibility of the KONAMI brand and Konami Sports Clubs through TV commercials and nationwide supporters’ event for members of facilities directly managed by us, along with the surge in Olympic news. We anticipate that the Olympics will produce greater public awareness of exercise and health, we intend to leverage this increased awareness to achieve a new relationship with customers.

Gaming & Systems

In regard to slot machine sales, in video slot machines, we will promote the strengthening of sales together with a product expansion focusing on Podium, which has been positively reviewed, and the five-reel mechanical slot machine series, Advantage 5. Meanwhile, our efforts will also be focused on KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales and seeking to improve our sales in the European, Central and South American, Asian and African markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. Looking ahead, we intend to actively pursue sales to other markets and make efforts to enhance product strength while developing new product features.

Konami Group intends to further reinforce collaboration among its three bases—the United States, Australia and Japan—and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the value added of existing products. We intend to continue to use Konami Group’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, we continue to focus on production and sales of the pachinko slot machines featuring original content, including the release of SENJIN UESUGI KENSHIN, the latest title in the popular series, which features appealing specs and was installed during the second quarter ended September 30, 2012 and after the period.

In sales activities, KPE-TAKASAGO Sales Co., Ltd. started to operate fully in this period. On the production side, a new plant, planning for which began in the previous fiscal year, started to operate in Ichinomiya City, Aichi Prefecture. We intend to continue to enhance the production, sales and manufacturing system as well as expand our product lineup.

The Konami Group partially began operation of Ichinomiya Office (Ichinomiya City, Aichi Prefecture) in April 2012, acquired for the purpose of extending its production and logistic system in Japan and reducing risk by decentralization of its plant locations. We intend to expand the production system to suit changes in the business environment in the future, and we will strive towards the realization of a timely and stable product supply.

Projected consolidated results for the fiscal year ending March 31, 2013 are as follows: net revenue of ¥270,000 million; operating income of ¥41,100 million; income before income taxes and equity in net income of affiliated companies of ¥40,100 million; and net income attributable to KONAMI CORPORATION of ¥23,100 million. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2012” dated May 10, 2012.

KONAMI, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the fiscal year. For this reason, projected consolidated results for the half year are not disclosed.

We will continue to elaborate on the disclosure for the quarterly financial results.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

Effective April 1, 2012, KONAMI has adopted Accounting Standards Update (“ASU”) 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which subsequently amended by ASU2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU2011-05”. ASU2011-05 requires the presentation of net income and other comprehensive income in a single continuous statement or in two separate but consecutive statements and eliminates the current option to report comprehensive income in the statement of equity. ASU2011-12 would defer the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income, a part of which is required in ASU2011-05. The adoption of ASU2011-05 and ASU2011-12 did not have a material impact on KONAMI CORPORATION and its subsidiaries’ financial position and results.

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012		June 30, 2012		June 30, 2012
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥76,451		¥67,248		$847,913
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥380 million and ¥373 million ($4,703 thousand) and at March 31, 2012 and June 30, 2012, respectively.	33,647		20,683		260,787
Inventories	22,121		23,527		296,646
Deferred income taxes, net	20,503		19,098		240,802
Prepaid expenses and other current assets	9,243		13,337		168,163

Total current assets	161,965	49.4	143,893	46.3	1,814,311
PROPERTY AND EQUIPMENT, net	62,251	19.0	63,253	20.4	797,541
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	429		384		4,842
Investments in affiliate	2,184		2,160		27,235
Identifiable intangible assets	41,283		41,193		519,392
Goodwill	21,875		21,861		275,640
Lease deposits	26,827		26,983		340,222
Deferred income taxes, net	976		931		11,739
Other assets	10,216		10,149		127,966

Total investments and other assets	103,790	31.6	103,661	33.3	1,307,036

TOTAL ASSETS	¥328,006	100.0	¥310,807	100.0	$3,918,888

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2012		June 30, 2012		June 30, 2012
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥2,300		¥3,286		$41,432
Current portion of long-term debt	5,000		5,000		63,044
Current portion of capital lease and financing obligations	2,458		2,412		30,412
Trade notes and accounts payable	16,290		12,171		153,461
Accrued income taxes	10,449		2,828		35,658
Accrued expenses	19,993		15,721		198,222
Deferred revenue	5,595		5,884		74,190
Other current liabilities	5,805		5,919		74,631

Total current liabilities	67,890	20.7	53,221	17.1	671,050
LONG-TERM LIABILITIES:
Long-term debt, less current portion	5,000		5,000		63,044
Capital lease and financing obligations, less current portion	24,803		24,220		305,384
Accrued pension and severance costs	1,641		1,623		20,464
Deferred income taxes, net	4,024		4,180		52,705
Other long-term liabilities	8,928		8,782		110,730

Total long-term liabilities	44,396	13.5	43,805	14.1	552,327

TOTAL LIABILITIES	112,286	34.2	97,026	31.2	1,223,377

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2012 and June 30, 2012	47,399	14.4	47,399	15.3	597,642
Additional paid-in capital	74,175	22.6	74,175	23.9	935,254
Legal reserve	284	0.1	284	0.1	3,581
Retained earnings	107,565	32.8	106,814	34.3	1,346,791
Accumulated other comprehensive loss	(2,719)	(0.8)	(3,944)	(1.3)	(49,729)
Treasury stock, at cost- 4,879,848 shares and 4,880,702 shares at March 31, 2012 and June 30, 2012, respectively	(11,246)	(3.4)	(11,248)	(3.6)	(141,823)

Total KONAMI CORPORATION stockholders’ equity	215,458	65.7	213,480	68.7	2,691,716

Noncontrolling interest	262	0.1	301	0.1	3,795

TOTAL EQUITY	215,720	65.8	213,781	68.8	2,695,511

TOTAL LIABILITIES AND EQUITY	¥328,006	100.0	¥310,807	100.0	$3,918,888

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen				Thousands of U.S. Dollars
	Three months ended June 30, 2011		Three months ended June 30, 2012		Three months ended June 30, 2012
		%		%
NET REVENUES:
Product sales revenue	¥25,436		¥19,266		$242,920
Service and other revenue	29,479		29,862		376,523

Total net revenues	54,915	100.0	49,128	100.0	619,443

COSTS AND EXPENSES:
Costs of products sold	16,202		10,967		138,280
Costs of services rendered and others	20,579		21,420		270,080
Selling, general and administrative	10,829		11,361		143,248
Earthquake related expenses	281		—		—

Total costs and expenses	47,891	87.2	43,748	89.0	551,608

Operating income	7,024	12.8	5,380	11.0	67,835

OTHER INCOME (EXPENSES):
Interest income	40		54		681
Interest expense	(358)		(345)		(4,350)
Foreign currency exchange gain (loss), net	4		(329)		(4,148)
Other, net	(4)		(115)		(1,450)

Other income (expenses), net	(318)	(0.6)	(735)	(1.5)	(9,267)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	6,706	12.2	4,645	9.5	58,568
INCOME TAXES	2,621	4.8	1,894	3.9	23,881
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	(11)	(0.0)	3	0.0	38

NET INCOME	4,074	7.4	2,754	5.6	34,725
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	31	0.0	39	0.1	492

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥4,043	7.4	¥2,715	5.5	$34,233

Consolidated Statements of Comprehensive Income

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2011	Three months ended June 30, 2012	Three months ended June 30, 2012
Net income	¥4,074	¥2,754	$34,725

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(645)	(1,268)	(15,988)
Net unrealized gains (losses) on available-for-sale securities	(7)	42	529
Pension liability adjustment	14	1	13

Other comprehensive income (loss)	(638)	(1,225)	(15,446)

Comprehensive income (loss)	3,436	1,529	19,279

Comprehensive income (loss) attributable to the non controlling interest	31	39	492

Comprehensive income (loss) attributable to KONAMI CORPORATION	¥3,405	¥1,490	$18,787

PER SHARE DATA	Yen		U.S. Dollars
	Three months ended June 30, 2011	Three months ended June 30, 2012	Three months ended June 30, 2012
Basic net income attributable to KONAMI CORPORATION per share	¥29.30	¥19.59	$0.25
Diluted net income attributable to KONAMI CORPORATION per share	29.30	19.59	0.25

Weighted-average common shares outstanding	138,008,408	138,619,708
Diluted weighted-average common shares outstanding	138,008,408	138,619,708

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2011	Three months ended June 30, 2012	Three months ended June 30, 2012
Cash flows from operating activities:
Net income	¥4,074	¥2,754	$34,725
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,382	2,317	29,215
Provision for doubtful receivables	(42)	(2)	(25)
Gain or loss on sale or disposal of property and equipment, net	62	22	277
Equity in net loss (income) of affiliated company	11	(3)	(38)
Deferred income taxes	1,670	1,544	19,468
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	5,804	12,342	155,617
Decrease (increase) in inventories	(3,254)	(1,923)	(24,247)
Decrease (increase) in other receivables	382	150	1,891
Decrease (increase) in prepaid expenses	(118)	(905)	(11,411)
Increase (decrease) in trade notes and accounts payable	(5,721)	(3,937)	(49,641)
Increase (decrease) in accrued income taxes, net of tax refunds	(5,967)	(11,212)	(141,369)
Increase (decrease) in accrued expenses	(1,785)	(2,667)	(33,627)
Increase (decrease) in deferred revenue	1,066	420	5,296
Increase (decrease) in advance received	(179)	(174)	(2,194)
Increase (decrease) in deposits	(58)	255	3,215
Other, net	727	(410)	(5,170)

Net cash used in operating activities	(946)	(1,429)	(18,018)

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2011	Three months ended June 30, 2012	Three months ended June 30, 2012
Cash flows from investing activities:
Capital expenditures	(1,572)	(4,402)	(55,504)
Proceeds from sales of property and equipment	4	1	13
Decrease (increase) in lease deposits, net	63	(33)	(416)
Other, net	10	(2)	(25)

Net cash used in investing activities	(1,495)	(4,436)	(55,932)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(600)	986	12,432
Principal payments under capital lease and financing obligations	(579)	(646)	(8,145)
Dividends paid	(2,106)	(3,314)	(41,786)
Purchases of treasury stock by parent company	(6)	(2)	(25)
Other, net	1	0	0

Net cash used in financing activities	(3,290)	(2,976)	(37,524)
Effect of exchange rate changes on cash and cash equivalents	(255)	(362)	(4,565)
Net increase (decrease) in cash and cash equivalents	(5,986)	(9,203)	(116,039)
Cash and cash equivalents, beginning of the period	59,541	76,451	963,952

Cash and cash equivalents, end of the period	¥53,555	¥67,248	$847,913

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Three months ended June 30, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥25,940	¥20,155	¥5,098	¥3,722	—	¥54,915
Intersegment	162	103	—	0	¥(265)	—

Total	26,102	20,258	5,098	3,722	(265)	54,915
Operating expenses	20,043	19,975	3,863	2,987	1,023	47,891

Operating income (loss)	¥6,059	¥283	¥1,235	¥735	¥(1,288)	¥7,024

Three months ended June 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥22,662	¥19,708	¥5,205	¥1,553	—	¥49,128
Intersegment	158	9	—	0	¥(167)	—

Total	22,820	19,717	5,205	1,553	(167)	49,128
Operating expenses	17,628	19,035	4,176	1,149	1,760	43,748

Operating income (loss)	¥5,192	¥682	¥1,029	¥404	¥(1,927)	¥5,380

Three months ended June 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
External customers	$285,740	$248,493	$65,629	$19,581	—	$619,443
Intersegment	1,992	114	—	0	$(2,106)	—

Total	287,732	248,607	65,629	19,581	(2,106)	619,443
Operating expenses	222,267	240,008	52,655	14,487	22,191	551,608

Operating income (loss)	$65,465	$8,599	$12,974	$5,094	$(24,297)	$67,835

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Three months ended June 30, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥44,640	¥6,737	¥1,926	¥1,612	¥54,915	—	¥54,915
Intersegment	1,913	279	25	83	2,300	¥(2,300)	—

Total	46,553	7,016	1,951	1,695	57,215	(2,300)	54,915
Operating expenses	40,997	5,814	1,903	1,559	50,273	(2,382)	47,891

Operating income (loss)	¥5,556	¥1,202	¥48	¥136	¥6,942	¥82	¥7,024

Three months ended June 30, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥39,198	¥7,287	¥1,469	¥1,174	¥49,128	—	¥49,128
Intersegment	1,682	425	51	21	2,179	¥(2,179)	—

Total	40,880	7,712	1,520	1,195	51,307	(2,179)	49,128
Operating expenses	36,159	6,787	1,788	1,199	45,933	(2,185)	43,748

Operating income (loss)	¥4,721	¥925	¥(268)	¥(4)	¥5,374	¥6	¥5,380

Three months ended June 30, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
External customers	$494,238	$91,880	$18,522	$14,803	$619,443	—	$619,443
Intersegment	21,208	5,359	643	264	27,474	$(27,474)	—

Total	515,446	97,239	19,165	15,067	646,917	(27,474)	619,443
Operating expenses	455,920	85,576	22,544	15,118	579,158	(27,550)	551,608

Operating income (loss)	$59,526	$11,663	$(3,379)	$(51)	$67,759	$76	$67,835

For the purpose of presenting its operations in geographic areas above, KONAMI CORPORATION and its subsidiaries attribute revenues from external customers to individual countries in each area based on where we sold products or rendered services, and attribute assets based on where assets are located.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).